July 21, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Novume Solutions, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 13, 2017

File No. 333-216014

Dear Mr. Spirgel:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Novume Solutions, Inc. (“Novume” or the “Company”), by your letter dated July 20, 2017 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Novume is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3—Pro Forma Adjustments, page 112-113

Comment 1: We note your response to comment 12. Please describe how you determined the purchase price consideration of $6,007,650 for the common stock issued to the Brekford shareholders.

Response: Per discussions with Commission staff, we have added disclosures on page 112 to reflect that the equity consideration of $6,007,312 was based upon an estimated $1.78 per share price of Novume Common Stock which was based on management’s estimate of the fair value of Novume’s Common Stock before the combination of KeyStone and Brekford. Brekford shareholders will be issued 3,375,084 shares of Novume Common Stock for their consideration as part of the Mergers. Furthermore, we provided disclosure regarding the impact that a $0.25 increase in the per share price of Novume Common Stock would increase the equity consideration by $843,771 and would result in a corresponding $843,771 increase to goodwill, and alternatively, a $0.25 decrease in the per share price of Novume Common Stock would decrease the equity consideration by $843,771 and would result in a corresponding $843,771 decrease to goodwill.

Comment 2: We note your response to comment 13. It appears that the interest expense of $63,519 was calculated for the year ended December 31, 2016. If so, please revise or advise.

Response: We have revised our disclosure on page 112 to reflect the interest of $63,519 was for the year ended December 31, 2016.

Material U.S. Federal Income Tax Consequences of the Mergers, page 122

Comment 3: We note your response to comment 6; however, the third paragraph on page 123 still limits the discussion to “certain” material U.S. federal income tax considerations. Please note that all material U.S. federal income tax consequences to investors should be discussed. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Response: We have revised our disclosure to delete the qualification “certain”, in order to reflect that all material U.S. federal income tax consequences to investors are discussed in this section. Please see page 123 of the Amended Registration Statement.

Comment 4: The last paragraph on page 122 indicates that tax counsel to Brekford, Sichenzia Ross Ference Kesner LLP, will opine that no gain or loss “should” be recognized by shareholders in connection with the transaction while tax counsel to KeyStone, Crowell & Moring, will opine that no gain or loss “will” be recognized by shareholders. Please clarify why there is a different level of certainty contained in each of the tax opinions.

Response: We have revised our disclosure to reflect that the two tax opinions express the same level of certainty, namely that no gain or loss “should” be recognized by shareholders of Brekford or KeyStone, as applicable, as a result of the transactions contemplated by the Merger Agreement. Please see page 122 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

/s/ Morris F. DeFeo, Jr.

cc: Robert Berman

Enclosures